Exhibit a(1)I

COSAN LIMITED ANNOUNCES FINAL RESULTS OF ITS TENDER OFFER

SÃO PAULO, SP, BRAZIL (December 22, 2017) – Cosan Limited (NYSE: CZZ; B3: CZLT33) (the “Company”) announced today the final results of its tender offer to purchase up to U.S.$200,000,000 of its Class A common shares, or the shares, at (i) prices specified by the tendering shareholders of not greater than U.S.$9.65 nor less than U.S.$9.23 per share or (ii) at the purchase price determined in accordance with the tender offer. The tender offer expired at 11:59 p.m., New York City time, on December 19, 2017.

Based on the final count by Computershare Trust Company, N.A., the Depositary for the tender offer (the “Depositary”), a total of 22,025,248 Class A common shares of the Company were properly tendered and not properly withdrawn at or below the final cash purchase price of U.S.$9.65 per share.

Accordingly, the Company acquired 22,025,248 shares at a purchase price of U.S.$9.65 per share, for a total cost of approximately U.S.$212.5 million, excluding fees and other expenses related to the tender offer. These shares represent 13.04% of the issued and outstanding Class A common shares of Cosan as of December 21, 2017. The shares accepted for purchase include 1,299,859 additional shares that Cosan has elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding Class A common shares.

The Depositary will promptly pay for the shares accepted for purchase.

Cosan expects to hold all of the Class A common shares purchased pursuant to the tender offer in treasury. After giving effect to the purchase of the Class A common shares, Cosan will have 146,867,137 outstanding Class A common shares.

Cosan funded the share purchases in the tender offer from its cash and investments.

Cosan’s tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated November 20, 2017 and as amended December 20, 2017 and December 22, 2017.

About Cosan

Cosan Limited (NYSE: CZZ; B3: CZLT33) is an energy and infrastructure conglomerate and, when considered together with our joint venture entities formed with Shell Brazil Holdings B.V. (i.e., Raízen Combustíveis S.A. and Raízen Energia S.A., collectively known as “Raízen”), a Brazilian market leader in fuel distribution, sugar and ethanol production, natural gas distribution and railway-based logistics.

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All statements contained in this press release, other than statements of historical fact, are forward-looking statements including those regarding the tender offer described in this press release. These statements speak only as of the date of this press release and are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the ethanol, sugar and logistics industries; and changes in facts and circumstances and other uncertainties concerning the completion of the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.